Exhibit 99.1

The revised release reads:

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS AND YEAR ENDED MARCH 31, 2022

Gurugram, India and New York June 3, 2022— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months and year ended March 31, 2022.

“We witnessed a swift recovery in both corporate and consumer businesses following the impact of Omicron, which led to a shut down across parts of India in January. Despite the month of January being severely impacted by Omicron, Revenue for the quarter was INR 604.9 million (USD 8.0 million), only down 3.5% QoQ, while our Adjusted Revenue for the quarter was INR 980 million (USD 12.9 million), down 6.2% QoQ, as travel recovered strongly in February and March as the impact of Omicron began to subside. Adjusted EBITDA for the quarter was INR 52.9 million (USD 0.7 million), adjusting for the effect of our investment in the freight business during the quarter, our Adjusted EBITDA would have been INR 72 million (USD 0.9 million) for the quarter. Business travel and travel in general continues to recover strongly. India’s domestic passenger traffic in May 2022 was at 90% of pre-COVID levels and Business travel for Yatra is currently trending at 90% of pre-Covid levels. International travel has also begun to recover strongly post the easing of international travel restrictions towards the end of March 2022.

Our Indian subsidiary, Yatra Online Limited, filed a Draft Red Herring Prospectus (‘DRHP’) on March 25, 2022, with the Securities and Exchange Board of India (‘SEBI’), which is the main stock market regulatory body in India for a potential initial public offering and listing of its equity shares on the Indian stock exchanges. We are working with the regulator to obtain the necessary clearances for DRHP and the offering. We expect this offering, if completed, to strengthen our balance sheet and better position us to take advantage of the rapidly recovering leisure and business market travel in India.” - Dhruv Shringi, Co-founder and CEO

Financial and operating highlights for the three months ended March 31, 2022:

●	Revenue of INR 604.9 million (USD 8.0 million).
●	Adjusted Revenue(1) of INR 980.0 million (USD 12.9 million), representing a decline of 6.2% quarter-over-quarter (“QoQ”) and an increase of 1.0% year-over-year basis (“YoY”).
●	Adjusted Revenue(1) from Air Ticketing of INR 667.5 million (USD 8.8 million), representing a decline of 8.1% QoQ and an increase of 5.0% YoY.
●	Adjusted Revenue(1) from Hotels and Packages of INR 179.8 million (USD 2.4 million), representing a decline of 14.7% QoQ and a decline of 2.0% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and others) (3) of INR 11,426.4 million (USD 150.6 million), representing a decrease of INR 422.3 million (USD 5.6 million) QoQ and an increase of INR 3,425.3 million (USD 45.1 million) YoY.
●	Loss for the period was INR 117.2 million (USD 1.5 million) versus a loss of INR 144.7 million (USD 1.9 million) for the three months ended December 31, 2021, reflecting a decrease of loss of INR 27.5 million (USD 0.4 million) on a QoQ and a decrease of loss of INR 480.7 million (USD 6.3 million) on a YoY.
●	Result from operations were a loss of INR 53.4 million (USD 0.7 million) versus a loss of INR 151.3 million (USD 2.0 million) for the three months ended December 31, 2021.
●	Adjusted EBITDA (2) profit was INR 52.9 million (USD 0.7 million) reflecting an increase of INR 8.9 million (USD 0.1 million) on a QoQ versus a profit of INR 92.1 million (USD 1.2 million) for the three months ended March 31, 2021.

Financial and operating highlights for the year ended March 31, 2022:

●	Revenue of INR 1,989.4 million (USD 26.2 million).
●	Adjusted Revenue(1) of INR 3,302.4 million (USD 43.5 million), representing an increase of 50.7% on a YoY.
●	Adjusted Revenue(1) from Air Ticketing of INR 2,211.1 million (USD 29.1 million), representing an increase of 48.6% YoY.
●	Adjusted Revenue(1) from Hotels and Packages of INR 599.2 million (USD 7.9 million), representing an increase of 70.9% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and others) (3) of INR 34,284.8 million (USD 451.9 million), representing an increase of INR 18,467.9 million (USD 243.4 million) YoY.
●	Loss for the period was INR 482.5 million (USD 6.4 million) versus a loss of INR 1,194.9 million (USD 15.7 million) in the year ago period.
●	Result from operations were a loss of INR 431.5 million (USD 5.7 million) versus a loss of INR 1,470.2 million (USD 19.4 million) in the year ago period.
●	Adjusted EBITDA (2) profit was INR 159.0 million (USD 2.1 million) versus a loss of INR 378.7 million (USD 5.0 million) in the year ago period.

	Three months ended
	December 31, 2021	March 31, 2022	March 31, 2022	QoQ Change
	Unaudited	Unaudited	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	627,097	604,892	7,973	(3.5)%
Results from operations	(151,258)	(53,375)	(702)	64.7%
Loss for the period	(144,677)	(117,186)	(1,543)	19.0%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	1,044,948	980,042	12,917	(6.2)%
Air Ticketing	726,462	667,482	8,798	(8.1)%
Hotels and Packages	210,763	179,764	2,369	(14.7)%
Other Services	47,447	55,150	727	16.2%
Others (Including Other Income)	60,276	77,646	1,023	28.8%
Adjusted EBITDA (2)	43,991	52,897	697	20.2%
Operating Metrics
Gross Bookings (3)	11,848,711	11,426,411	150,605	(3.6)%
Air Ticketing	9,691,893	9,439,494	124,417	(2.6)%
Hotels and Packages	1,221,492	1,050,215	13,842	(14.0)%
Other Services (6)	935,326	936,702	12,346	0.1%
Net Revenue Margin% (4)
Air Ticketing	7.5%	7.1%
Hotels and Packages	17.3%	17.1%
Other Services	5.1%	5.9%
Quantitative details (5)
Air Passengers Booked	1,267	1,128		(11.0)%
Stand-alone Hotel Room Nights Booked	342	317		(7.2)%
Packages Passengers Travelled	4	4		(9.1)%

	Three months ended March 31,
	2021	2022	2022	YoY Change
	Unaudited	Unaudited	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	506,862	604,892	7,973	19.3%
Results from operations	(514,757)	(53,375)	(702)	89.6%
Loss for the period	(597,887)	(117,186)	(1,543)	80.4%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	970,065	980,042	12,917	1.0%
Air Ticketing	635,545	667,482	8,798	5.0%
Hotels and Packages	183,446	179,764	2,369	(2.0)%
Other Services	20,733	55,150	727	166.0%
Others (Including Other Income)	130,341	77,646	1,023	(40.4)%
Adjusted EBITDA (2)	92,097	52,897	697	(42.6)%
Operating Metrics
Gross Bookings (3)	8,001,102	11,426,411	150,605	42.8%
Air Ticketing	6,493,037	9,439,494	124,417	45.4%
Hotels and Packages	973,522	1,050,215	13,842	7.9%
Other Services (6)	534,543	936,702	12,346	75.2%
Net Revenue Margin% (4)
Air Ticketing	9.8%	7.1%
Hotels and Packages	18.8%	17.1%
Other Services	3.9%	5.9%
Quantitative details (5)
Air Passengers Booked	1,096	1,128		2.9%
Stand-alone Hotel Room Nights Booked	294	317		8.0%
Packages Passengers Travelled	2	4		118.3%

	Year ended March 31,
	2021	2022	2022	YOY Change
	Unaudited	Unaudited	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	1,271,268	1,989,376	26,221	56.5%
Results from operations	(1,470,166)	(431,473)	(5,686)	70.7%
Loss for the period	(1,194,878)	(482,462)	(6,358)	59.6%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	2,190,623	3,302,361	43,527	50.7%
Air Ticketing	1,487,465	2,211,074	29,143	48.6%
Hotels and Packages	350,530	599,151	7,897	70.9%
Other Services	47,177	161,504	2,129	242.3%
Others (Including Other Income)	305,451	330,632	4,358	8.2%
Adjusted EBITDA (2)	(378,677)	158,957	2,095	142.0%
Operating Metrics
Gross Bookings (3)	15,816,941	34,298,367	452,068	116.8%
Air Ticketing	13,001,783	27,648,844	364,424	112.7%
Hotels and Packages	1,705,600	3,487,276	45,964	104.5%
Other Services (6)	1,109,558	3,162,247	41,680	185.0%
Net Revenue Margin% (4)
Air Ticketing	11.4%	8.0%
Hotels and Packages	20.6%	17.2%
Other Services	4.3%	5.1%
Quantitative details (5)
Air Passengers Booked	2,623	3,706		41.3%
Stand-alone Hotel Room Nights Booked	547	1,018		86.2%
Packages Passengers Travelled	4	10		159.2%

Note:

(1)	Adjusted Revenue represents Revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that has been reduced from Revenue. See section “Certain Non-IFRS Measures.”
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of Yatra Freight, our recently launched freight business, bus, rail bookings, cab and others services.

As of March 31, 2022, 62,585,836 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months and year ended March 31, 2022, the unaudited interim condensed consolidated statement of financial position as of March 31, 2022, the unaudited interim condensed consolidated statement of changes in equity for the year ended March 31, 2022, the unaudited interim condensed consolidated statement of cash flows for the year ended March 31, 2022 and discussion of the results of the three months and year ended March 31, 2022 compared with three months and year ended March 31, 2021 and compared with three months ended December 31, 2021, were converted into U.S. dollars at the exchange rate of 75.87 INR per USD, which is based on the noon buying rate as at March 31, 2022, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Initial Public Offering of Yatra Online Limited

Yatra Online Limited (“Yatra India”), currently our controlled subsidiary, is contemplating an initial public offering (the “Indian IPO”) of its equity shares (“Equity Shares”) in India and has filed a Draft Red Herring Prospectus with the Securities and Exchange Board of India (“SEBI”). The Equity Shares will not be interchangeable with the Ordinary Shares. The Ordinary Shares will continue to trade on the Nasdaq Capital Market and, after the contemplated listing, the Equity Shares are expected to trade on the Indian stock exchanges. The timing and completion of the Indian IPO is subject to various risks and uncertainties, including clearing comments from SEBI.

COVID-19 Pandemic

Toward the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that was more severe than the first wave that occurred in 2020. Further, on November 26, 2021, WHO designated a new variant B.1.1.529, as a variant of concern, named Omicron, which due to its wide-spread in India resulted in the third wave of COVID-19 infections. This had led to reimposition of states-wide travel restrictions, lockdowns and curfews across India which of late has started receding, however, Covid-19 continues to be matter of caution and might continue to have an impact on the travel sector. The Indian travel industry has experienced a delayed recovery of business and international travel to pre-pandemic levels. It is difficult for us to predict how long the pandemic will continue and what impact this may continue to have on the travel sector and our business. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic.

We continue to remain nimble in implementing certain measures and policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing marketing expenses and renegotiating supplier payments and contracts. We believe these cost control measures have helped mitigate the economic impact of the COVID-19 pandemic on our business. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves.

Results of Three Months Ended March 31, 2022

Revenue. We generated Revenue of INR 604.9 million (USD 8.0 million) in the three months ended March 31, 2022, an increase of 19.3% compared with INR 506.9 million (USD 6.7 million) in three months ended March 31, 2021. The increase in Revenue was primarily due to recovery in domestic travel demand relative to the quarter ended March 31, 2022.

Our Revenue in the current reported quarter decreased from INR 627.1 million (USD 8.3 million) in the three months ended December 31, 2021; a decrease of INR 22.2 million (USD 0.3 million) quarter-over-quarter due to a decrease in gross bookings and margins.

Service cost. Our Service cost increased to INR 46.7 million (USD 0.6 million) in the three months ended March 31, 2022 , compared to Service cost of INR 13.8 million (USD 0.2 million) in the three months ended March 31, 2021, primarily due to increased sales of holiday packages on account of strong recovery in domestic travel demand in India in the quarter ended March 31, 2022.

On a sequential basis, service cost decreased by INR 33.1 million (USD 0.4 million), or 41.5% quarter-over-quarter, compared to Service cost of INR 79.8 million (USD 1.1 million) in the three months ended December 31, 2021, due to decrease in sales of holiday packages.

Adjusted Revenue(1) Our Adjusted Revenue increased by 1.0% to INR 980.0 million (USD 12.9 million) in the three months ended March 31, 2022 from INR 970.1 million (USD 12.8 million) in the three months ended March 31, 2021. In the three months ended March 31, 2022, Adjusted Revenue includes the add-back of expenses in the nature of consumer promotion and certain loyalty program costs reduced from Revenue of INR 396.4 million (USD 5.2 million) compared to an add-back of INR 420.1 million (USD 5.5 million) in the three months ended March 31, 2021. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The increase in Adjusted Revenue resulted mainly from an increase of 5.0% in our Adjusted Revenue from Air Ticketing along with a decrease of 2.0% in our Adjusted Revenue from Hotels and Packages, an increase of 166.0% in Other Services and decrease of 40.4% in Others (Including Other Income) which primarily consists of advertisement income, facilitation fees and write back of liabilities no longer required to be paid.

On a sequential basis Adjusted Revenue decreased by INR 64.9 million (USD 0.9 million), or 6.2% quarter-over-quarter, compared to Adjusted Revenue of INR 1,044.9 million (USD 13.8 million) for the three months ended December 31, 2021 due to a decrease in gross bookings and margins.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Revenue	336,485	321,615	82,985	180,521	13,955	50,515	73,437	52,241	506,862	604,892
Add: Customer promotional expenses	299,060	345,867	114,263	45,902	6,778	4,635	-		420,101	396,404
Service cost	-	-	(13,802)	(46,659)			-	-	(13,802)	(46,659)
Other income	-	-	-	-			-	-	56,904	25,405
Adjusted Revenue	635,545	667,482	183,446	179,764	20,733	55,150	73,437	52,241	970,065	980,042

	Air Ticketing	Hotels and Packages	Other Services	Others	Total
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2021	2021	2021	2021	2021
Revenue	324,041	207,146	43,436	52,474	627,097
Add: Customer promotional expenses	402,421	83,406	4,011	-	489,838
Service cost	-	(79,789)		-	(79,789)
Other income	-	-		-	7,802
Adjusted Revenue	726,462	210,763	47,447	52,474	1,044,948

Air Ticketing. Revenue from our Air Ticketing business was INR 321.6 million (USD 4.2 million) in the three months ended March 31, 2022 as compared to INR 336.5 million (USD 4.4 million) in the three months ended March 31, 2021, reflecting a decrease of 4.4% .

On a sequential basis, Revenue from our Air Ticketing business decreased by INR 2.4 million (USD 0.01 million), or 0.7% on a QoQ, compared to Revenue of INR 324.0 million (USD 4.3 million) in the three months ended December 31, 2021 due to impact of Omicron that emerged in India leading to lower demand in the beginning of the quarter.

Adjusted Revenue (1) from our Air Ticketing business increased to INR 667.5 million (USD 8.8 million) in the three months ended March 31, 2022 as compared to INR 635.5 million (USD 8.4 million) in the three months ended March 31, 2021. In the three months ended March 31, 2022 , Adjusted Revenue (1) for Air Ticketing includes the add-back of INR 345.9 million (USD 4.6 million) of consumer promotion and loyalty program costs, which reduced Revenue as per IFRS 15, against an add-back of INR 299.1 million (USD 3.9 million) in the three months ended March 31, 2021. The increase in Revenue was primarily due to recovery in domestic travel demand relative to the quarter ended March 31, 2021.

On a sequential basis, Adjusted Revenue for Air Ticketing decreased by INR 59.0 million (USD 0.8 million), or 8.1% on a QoQ, compared to Adjusted Revenue for Air Ticketing of INR 726.5 million (USD 9.6 million) in the three months ended December 31, 2021 due to a decrease in gross bookings and margins.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 180.5 million (USD 2.4 million) in the three months ended March 31, 2022, as compared to INR 83.0 million (USD 1.1 million) in the three months ended March 31, 2021.

On a sequential basis, Revenue from our Hotel and Packages business decreased by INR 26.6 million (USD 0.4 million), or 12.9% on a QoQ, as compared to Revenue from our Hotel and Packages business of INR 207.1 million (USD 2.7 million) in the three months ended December 31, 2021 due to impact of Omicron that emerged in India leading to lower demand in the beginning of the quarter.

Adjusted Revenue (1) for this segment decreased by 2.0% to INR 179.8 million (USD 2.4 million) in the three months ended March 31, 2022 from INR 183.4 million (USD 2.4 million) in the three months ended March 31, 2021. In the three months ended March 31, 2022, Adjusted Revenue (1) for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 45.9 million (USD 0.6 million) against an add-back of INR 114.3 million (USD 1.5 million) in the three months ended March 31, 2021. The decrease is due to decline in margins.

On a sequential basis, Adjusted Revenue for this segment decreased by INR 31.0 million (USD 0.4 million), or 14.7%, on a QoQ, compared to Adjusted Revenue for this segment of INR 210.8 million (USD 2.8 million) in the three months ended December 31, 2021 due to the impact of Omicron that emerged in India leading to lower demand in the beginning of the quarter.

Other Services. Our income from Other Services was INR 50.5 million (USD 0.7 million) in the three months ended March 31, 2022, an increase from INR 14.0 million (USD 0.2 million) in the three months ended March 31, 2021.

On a sequential basis, Other Services increased by INR 7.7 million (USD 0.1 million), or 16.3% on a QoQ, compared to Other Services of INR 43.4 million (USD 0.5 million) in the three months ended December 31, 2021, due to increase in freight business revenue.

Adjusted Revenue for this segment increased by 166.0% to INR 55.2 million (USD 0.7 million) in the three months ended March 31, 2022 from INR 20.7 million (USD 0.3 million) in the three months ended March 31, 2021. In the three months ended March 31, 2022, Adjusted Revenue includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 4.6 million (USD 0.1 million) against an add-back of INR 6.8 million (USD 0.1 million) in the three months ended March 31, 2021 pursuant to IFRS 15. This increase in Adjusted Revenue is primarily due to an increase in freight business revenue.

(1) See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 52.2 million (USD 0.7 million) in the three months ended March 31, 2022, an increase from INR 73.4 million (USD 1.0 million) in the three months ended March 31, 2021.

On a sequential basis, Other Revenue decreased by INR 0.2 million (USD 0.01 million), or 0.4% on a QoQ, compared to Other Revenue of INR 52.5 million (USD 0.7 million) in the three months ended December 31, 2021.

Other Income. Our Other income decreased to INR 25.4 million (USD 0.3 million) in the three months ended March 31, 2022 from INR 56.9 million (USD 0.8 million) in the three months ended March 31, 2021 due to the impact of write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 25.6% to INR 254.3 million (USD 3.4 million) in the three months ended March 31, 2022 from INR 202.5 million (USD 2.7 million) in the three months ended March 31, 2021 due to the impact of the addition of personnel in the Yatra Freight business and the gradual reinstatement of salaries for mid and junior level employees to pre-pandemic levels. Excluding employee share-based compensation costs of INR 32.1 million (USD 0.4 million) in the three months ended March 31, 2022, compared to INR 30.4 million (USD 0.4 million) in the three months ended March 31, 2021, personnel expenses increased by 29.4% in the three months ended March 31, 2022.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 4.5% to INR 33.9 million (USD 0.4 million) in the three months ended March 31, 2022 from INR 32.4 million (USD 0.4 million) in the three months ended March 31, 2021. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing spend would have been INR 430.3 million (USD 5.7 million) against INR 452.5 million (USD 6.0 million) in the three months ended March 31, 2021, down by 4.9% on a YoY.

Other Operating Expenses. Other operating expenses increased by 8.2% to INR 274.3 million (USD 3.6 million) in the three months ended March 31, 2022 from INR 253.4 million (USD 3.3 million) in the three months ended March 31, 2021 primarily due to increase in commission, communication, legal and professional charges, repair and maintenance and travelling and conveyance which is partially offset by decrease in provision for doubtful debts and bad debts written-off.

Adjusted EBITDA profit (1). Due to the foregoing factors, Adjusted EBITDA profit(1) decreased to INR 52.9 million (USD 0.7 million) in the three months ended March 31, 2022 from an Adjusted EBITDA profit(1) of INR 92.1 million (USD 1.2 million) in the three months ended March 31, 2021.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 76.4% to INR 73.6 million (USD 1.0 million) in the three months ended March 31, 2022 from INR 311.5 million (USD 4.1 million) in the three months ended March 31, 2021 primarily as a result of amortization of intangible assets based on re-assessment of carrying value of the acquired intangible assets in the three months ended March 31, 2021.

Impairment of loan to joint venture. On September 28, 2012, we entered into a joint venture agreement with respect to a company that operates in adventure travel activities. This pertains to the impairment of the outstanding loan amount of INR 72.7 million (USD 1.0 million) to the joint venture (including interest) as at March 31, 2022.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a loss of INR 53.4 million (USD 0.7 million) in the three months ended March 31, 2022. Our loss for the three months ended March 31, 2021 was INR 514.8 million (USD 6.8 million). Excluding the employee share-based compensation costs, impairment of goodwill and impairment of loan to the joint venture, Adjusted Results from Operations(1) would have been a loss of INR 20.7 million (USD 0.3 million) for three months ended March 31, 2022 as compared to a loss of INR 219.4 million (USD 2.9 million) for three months ended March 31, 2021.

(1) See the section titled “Certain Non-IFRS Measures.”

Share of Loss of Joint Venture. Loss for the three months ended March 31, 2022 amounting to INR nil compared to loss of INR 0.8 million (USD 0.01 million) in the three months ended March 31, 2021. During the three months ended December 31, 2021, the Company recorded an income of INR 43.7 million (USD 0.58 million) on account of reversal of liability pertaining to obligation arising due to contribution towards losses of the joint venture that operates in adventure travel activities since the Company has the right to off-set such liability against loans and advances made to the joint venture.

Finance Income. Our finance income decreased to INR 4.9 million (USD 0.1 million) in the three months ended March 31, 2022 from INR 14.1 million (USD 0.2 million) in the three months ended March 31, 2021. The decrease was primarily due to a decrease in the interest income earned from our bank deposits.

Finance Costs. Our finance costs of INR 29.4 million (USD 0.4 million) in the three months ended March 31, 2022 which includes interest on the lease liability of INR 9.8 million (USD 0.1 million) increased by INR 10.8 million (USD 0.1 million) from finance cost of INR 18.6 million (USD 0.2 million) in the three months ended March 31, 2021, which includes interest on the lease liability of INR 17.4 million (USD 0.2 million). The increase was on account of an increase in the borrowings.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the Indian IPO. During the three month ended March 31, 2022, the Company has incurred INR 49.3 million (USD 0.6 million) out of which INR 33.9 million (USD 0.4 million) is charged to the profit and loss.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a gain of INR nil during the three months ended March 31, 2022 as compared to a loss of INR 5.3 million (USD 0.1 million) in the three months ended March 31, 2021.

Income Tax Expense. Our income tax expense during the three months ended March 31, 2022 was INR 5.4 million (USD 0.1 million) compared to INR 72.6 million (USD 1.0 million) during the three months ended March 31, 2021.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended March 31, 2022 was INR 117.2 million (USD 1.5 million) as compared to a loss of INR 597.9 million (USD 7.9 million) in the three months ended March 31, 2021. Excluding the employee share based compensation costs, impairment of goodwill, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 50.6 million (USD 0.7 million) for the three months ended March 31, 2022 and INR 297.3 million (USD 3.9 million) for the three months ended March 31, 2021.

Basic Loss per Share. Basic Loss per share was INR 1.86 (USD 0.02) in the three months ended March 31, 2022 as compared to Basic Loss per share of INR 9.59 (USD 0.13) in the three months ended March 31, 2021. After excluding the employee share-based compensation costs, impairment of loan to joint venture, impairment of goodwill, listing and related expenses and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 0.80 (USD 0.01) in the three months ended March 31, 2022, as compared to Adjusted Basic Loss INR 4.76 (USD 0.06) in the three months ended March 31, 2021.

Diluted Loss per Share. Diluted Loss per share was INR 1.86 (USD 0.02) in the three months ended March 31, 2022 as compared to Diluted Loss per share of INR 9.61 (USD 0.13) in the three months ended March 31, 2021. After excluding the employee share-based compensation costs, impairment of loan to joint venture, impairment of goodwill, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 0. 80 (USD 0.01) in the three months ended March 31, 2022 as compared to Adjusted Diluted Loss INR 4.78 (USD 0.06) in the three months ended March 31, 2021.

Liquidity. As of March 31, 2022 , the balance of cash and cash equivalents and term deposits on our balance sheet was INR 1,368.5 million (USD 18.0 million). The decrease in cash balance from the sequential quarter is primarily on account of increase in working capital deployment due to the recovery of the corporate travel business.

(1) See the section titled “Certain Non-IFRS Measures.”

Results of Year ended March 31, 2022 Compared to Year Ended March 31, 2021

Revenue. We generated revenue of INR 1,989.4 million (USD 26.2 million) in the year ended March 31, 2022, an increase of 56.5% compared with INR 1,271.3 million (USD 16.8 million) in year ended March 31, 2021. The increase in Revenue was primarily due to recovery in domestic travel demand relative to the year ended March 31, 2021.

Service Cost. Our service cost increased to INR 159.3 million (USD 2.1 million) in the year ended March 31, 2022 from INR 22.3 million (USD 0.3 million) in the year ended March 31, 2021 primarily due to increased sales of holiday packages on account of strong recovery in domestic travel demand in India during the fiscal year ended March 31, 2022.

Adjusted Revenue(1) Our Adjusted Revenue increased by 50.7% to INR 3,302.4 million (USD 43.5 million) in the year ended March 31, 2022 from INR 2,190.6 million (USD 28.9 million) in the year ended March 31, 2021. In the year ended March 31, 2022, Adjusted Revenue includes the add-back of INR 1,313.6 million (USD 17.3 million) compared to an add-back of INR 809.6 million (USD 10.7 million) in the year ended March 31, 2021, of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from revenue, an IFRS measure. The increase in Adjusted Revenue resulted mainly from an increase of 48.6% in our Adjusted Revenue from Air Ticketing along with an increase of 70.9% in our Adjusted Revenue from Hotels and Packages, an increase of 242.3% in Other Services and an increase of 8.2% Others (including Other Income) which primarily consists of advertisement income, facilitation fees and excess provision written back.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), For further details, see section below titled “Certain Non-IFRS Measures.”

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Year ended March 31,
Amount in INR thousands	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Revenue	893,039	1,150,474	173,397	520,740	31,426	146,178	173,406	171,984	1,271,268	1,989,376
Add: Customer promotional expenses	594,426	1,060,600	199,409	237,695	15,751	15,326	-	-	809,586	1,313,621
Service cost	-	-	(22,276)	(159,284)			-	-	(22,276)	(159,284)
Other income	-	-	-	-			-	-	132,045	158,648
Adjusted Revenue	1,487,465	2,211,074	350,530	599,151	47,177	161,504	173,406	171,984	2,190,623	3,302,361

Air Ticketing. Revenue from our Air Ticketing business was INR 1,150.5 million (USD 15.2 million) in the year ended March 31, 2022 against INR 893.0 million (USD 11.8 million) in the year ended March 31, 2021.

Adjusted Revenue (1) from our Air Ticketing business increased to INR 2,211.1 million (USD 29.1 million) in the year ended March 31, 2022 against INR 1,487.5 million (USD 19.6 million) in the year ended March 31, 2021. In the year ended March 31, 2022 , Adjusted Revenue (1) for Air Ticketing includes the addition of INR 1,060.6 million (USD 14.0 million) in the year ended March 31, 2022 against INR 594.4 million (USD 7.8 million) in the year ended March 31, 2021 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. The increase is due to a continued recovery in domestic travel demand in the fiscal year ended March 31, 2022.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 520.7 million (USD 6.9 million) in the year ended March 31, 2022 against INR 173.4 million (USD 2.3 million) in the year ended March 31, 2021.

Adjusted Revenue (1) for this segment increased by 70.9% to INR 599.2 million (USD 7.9 million) in the year ended March 31, 2022 from INR 350.5 million (USD 4.6 million) in the year ended March 31, 2021. In the year ended March 31, 2022, Adjusted Revenue (1) for Hotels & Packages includes the add-back of INR 237.7 million (USD 3.1 million) against INR 199.4 million (USD 2.6 million) in the year ended March 31, 2021, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. The increase in adjusted Revenue from Hotels and Packages is due to recovery in domestic travel demand relative to the fiscal year ended March 31, 2022.

Other Services. Our income from Other Services was INR 146.2 million (USD 1.9 million) in the year ended March 31, 2022, an increase from INR 31.4 million (USD 0.4 million) in the year ended March 31, 2021.

Adjusted Revenue for this segment increased by 242.3% to INR 161.5 million (USD 2.1 million) in the year ended March 31, 2022 from INR 47.2 million (USD 0.6 million) in the year ended March 31, 2021. In the year ended March 31, 2021, Adjusted Revenue includes add-back of INR 15.3 million (USD 0.2 million) in the year ended March 31, 2022 against INR 15.8 million (USD 0.2 million) in the year ended March 31, 2021 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This increase in Adjusted Revenue is primarily due to increase in freight business revenue.

Other Revenue. Our Other Revenue was INR 172.0 million (USD 2.3 million) in the year months ended March 31, 2022, a decrease from INR 173.4 million (USD 2.3 million) in the year months ended March 31, 2021.

Other Income. Our other income increased to INR 158.6 million (USD 2.1 million) in the year ended March 31, 2022 from INR 132.0 million (USD 1.7 million) in the year ended March 31, 2021 due to the impact of write back of liabilities offset.

Personnel Expenses. Our personnel expenses increased by 31.2% to INR 1,021.9 million (USD 13.5 million) in the year ended March 31, 2022 from INR 778.9 million (USD 10.3 million) in the year ended March 31, 2021. This increase was due to the impact of the addition of personnel in the Yatra Freight business and the gradual reinstatement of salaries for mid and junior level employees to pre-pandemic levels. Excluding employee share-based compensation costs of INR 209.5 million (USD 2.8 million) in the year ended March 31, 2022 from INR 77.1 million (USD 1.0 million) in the year ended March 31, 2021, personnel expenses increased by 15.7% in the year ended March 31, 2022.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 56.0% to INR 124.1 million (USD 1.6 million) in the year ended March 31, 2022 from INR 79.6 million (USD 1.0 million) in the year ended March 31, 2021. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 1,437.8 million (USD 19.0 million) against INR 889.2 million (USD 11.7 million) in the year ended March 31, 2021, 61.7% an increase year-over-year.

Other Operating Expenses. Other operating expenses decreased by 8.7% to INR 893.3 million (USD 11.8 million) in the year ended March 31, 2022 from INR 978.3 million (USD 12.9 million) in the year ended March 31, 2021 primarily due to decrease in legal and professional charges, bad debts written off and provision for doubtful debts which is partially offset by and commission, payment gateway charge, travelling and conveyance charges, communication and insurance.

Adjusted EBITDA Profit/loss(1). Due to the forgoing factors, Adjusted EBITDA profit(1) increased by 142.0% to INR 159.0 million (USD 2.1 million) in the year ended March 31, 2022 from Adjusted EBITDA loss(1) of INR (378.7 million) (USD 5.0 million) in the year ended March 31, 2021.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 58.9% to INR 308.2 million (USD 4.1 million) in the year ended March 31, 2022 from INR 749.5 million (USD 9.9 million) in the year ended March 31, 2021 primarily as a result of amortization of intangible assets based on re-assessment of carrying value of the acquired intangible assets in the three months ended March 31, 2021.

Impairment of goodwill. Our goodwill impairment charge was INR 264.9 million (USD 3.5 million) in the year ended March 31, 2021. As a result of the significant negative impact related to the COVID-19 pandemic on the travel industry, we concluded that sufficient indicators existed to require us to perform a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a loss of INR 431.5 million (USD 5.7 million) in the year ended March 31, 2022. Our loss for the year ended March 31, 2021 was INR 1,470.2 million (USD 19.4 million). Excluding the employee share-based compensation costs, impairment of goodwill and impairment of loan to joint venture, Adjusted Results from Operations(1) would have been loss of INR 149.2 million (USD 2.0 million) for year ended March 31, 2022 as compared to loss of INR 1,128.2 million (USD 14.9 million) for year ended March 31, 2021.

Share of Loss of Joint Venture. This amount pertains to a reversal of the cumulative loss contribution relating to a joint venture investment that operates in adventure travel activities and represents a true-up of provision created by the Company as per the joint venture agreement post impairment of a loan to the joint venture. During the three months ended December 31, 2021, we have reversed the liability on account of obligation arising due to contribution towards losses of the joint venture. Our gain from this joint venture is INR 41.6 million (USD 0.5 million) in the year ended March 31, 2022 compared to a loss of INR 4.0 million (USD 0.1 million) in the year ended March 31, 2021.

Finance Income. Our finance income decreased to INR 47.8 million (USD 0.6 million) in the year ended March 31, 2022 from INR 81.6 million (USD 1.1 million) in the year ended March 31, 2021. The decrease was primarily due to a decrease in the interest income from our bank deposits which is partially offset by foreign exchange gain.

Finance Costs. Our finance costs decreased to INR 100.5 million (USD 1.3 million) includes interest on the lease liability of INR 43.9 million (USD 0.6 million) in the year ended March 31, 2022 as compared to INR 117.3 million (USD 1.5 million) includes interest on the lease liability of INR 72.0 million (USD 0.9 million) in the year ended March 31, 2021. The decrease was due to decrease in interest on lease liability which is partially offset by increase in interest on borrowings.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the Indian IPO. During the year ended March 31, 2022, the Company has incurred INR 85.8 million (USD 1.1 million) out of which INR 55.8 million (USD 0.7 million) is charged to the profit and loss.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a gain of INR 32.8 million (USD 0.4 million) during the year ended March 31, 2022, compared to a gain of INR 379.0 million (USD 5.0 million) during the year ended March 31, 2021.

Income Tax Expense. Our income tax expense during the year ended March 31, 2022 was INR 16.9 million (USD 0.2 million) compared to an expense of INR 64.1 million (USD 0.8 million) during the year ended March 31, 2021.

Loss for the Period. As a result of the foregoing factors, our loss in the year ended March 31, 2022 was INR 482.5 million (USD 6.4 million) as compared to a loss of INR 1,194.9 million (USD 15.7 million) in the year ended March 31, 2021. Excluding the employee share-based compensation costs, impairment of loan to joint venture, impairment of goodwill, listing and related expenses and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 177.1 million (USD 2.3 million) for year ended March 31, 2022 and INR 1,231.9 million (USD 16.2 million) for year ended March 31, 2021.

Basic Loss per Share. Basic loss per share was INR 7.66 (USD 0.10) in the year ended March 31, 2022 as compared to basic loss per share of INR 20.38 (USD 0.27) in the year ended March 31, 2021. After excluding the employee share-based compensation costs, impairment of loan to joint venture, impairment of goodwill, listing and related expenses and net change in fair value of warrants, Adjusted Basic Loss per Share(1) would have been INR 2.84 (USD 0.04) in the year ended March 31, 2022, as compared to Adjusted Basic loss INR 21.10 (USD 0.28) in the year ended March 31, 2021.

Diluted Loss per Share. Diluted loss per share was INR 7.66 (USD 0.10) in the year ended March 31, 2022 as compared to Diluted loss per share of INR 20.42 (USD 0.27) in the year ended March 31, 2021. After excluding the employee share-based compensation costs, impairment of loan to joint venture, impairment of goodwill, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 2. 84 (USD 0.04) in the year ended March 31, 2022 as compared to Adjusted Diluted loss INR 21.05 (USD 0.28) in the year ended March 31, 2021.

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months and year ended March 31, 2022 beginning at 9:00 AM Eastern Daylight Time (or 6:30 PM India Standard Time) on June 3, 2022. Dial in details for the conference call is as follows: US/International dial-in number: +1 856-344-9221. Confirmation Code: 5648899 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code).

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA profit/ (loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, impairment of goodwill and change in fair value of warrants. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

(1) See the section titled “Certain Non-IFRS Measures.”

●	Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million Ordinary Shares and the warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants (the “Warrants”) to purchase an aggregate of 17,337,500 of our ordinary shares expiredby their original terms.

●	Impairment of loan to joint venture - The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the IPO process of Yatra Online Limited.

●	Impairment of goodwill: The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit for the period and Basic and Diluted Loss Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA profit / (loss), Adjusted Results from Operations, Adjusted Loss for the period and Adjusted Basic and Adjusted Diluted Loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, impairment of goodwill, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA profit / (loss). Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA profit /(loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Profits/ (Losses) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA Profit/ (Loss) (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022
Loss for the period as per IFRS	(597,887)	(117,186)	(1,194,878)	(482,462)
Employee share-based compensation costs	30,420	31,641	77,100	209,558
Depreciation and amortization	311,525	73,631	749,480	308,153
Impairment of loan to joint venture	-	1,000	-	72,719
Impairment of goodwill	264,909	-	264,909	-
Share of loss of joint venture	756	-	3,962	(41,616)
Finance income	(14,126)	(4,895)	(81,604)	(47,816)
Finance costs	18,589	29,441	117,252	100,453
Change in fair value of warrants	5,284	-	(378,994)	(32,756)
Listing and related expenses	-	33,913	-	55,818
Tax expense	72,627	5,352	64,096	16,906
Adjusted EBITDA Profit/ (Loss)	92,097	52,897	(378,677)	158,957

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022
Results from operations (as per IFRS)	(514,757)	(53,375)	(1,470,166)	(431,473)
Employee share-based compensation costs	30,420	31,641	77,100	209,558
Impairment of goodwill	264,909	-	264,909	-
Impairment of loan to joint venture	-	1,000	-	72,719
Adjusted Results from Operations	(219,428)	(20,734)	(1,128,157)	(149,196)

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022
Loss for the period (as per IFRS)	(597,887)	(117,186)	(1,194,878)	(482,462)
Employee share-based compensation costs	30,420	31,641	77,100	209,558
Change in fair value of warrants	5,284	-	(378,994)	(32,756)
Impairment of goodwill	264,909	-	264,909	-
Impairment of loan to joint venture	-	1,000	-	72,719
Listing and related expenses	-	33,913	-	55,818
Adjusted Loss for the Period	(297,274)	(50,632)	(1,231,863)	(177,123)

The following tables reconcile Basic and Diluted Loss per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

	Three months ended		Year ended
Reconciliation of Adjusted Basic Loss (Per Share) (unaudited)	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022
Basic loss per share (as per IFRS)	(9.59)	(1.86)	(20.38)	(7.66)
Employee share-based compensation costs	0.49	0.50	1.32	3.32
Change in fair value of warrants	0.09	-	(6.56)	(0.53)
Impairment of goodwill	4.25	-	4.52	-
Impairment of loan to joint venture	-	0.02	-	1.15
Listing and related expenses	-	0.54	-	0.88
Adjusted Basic Loss Per Share	(4.76)	(0.80)	(21.10)	(2.84)

	Three months ended		Year ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	March 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022
Diluted loss per share (as per IFRS)	(9.61)	(1.86)	(20.42)	(7.66)
Employee share-based compensation costs	0.49	0.50	1.32	3.32
Change in fair value of warrants	0.08	-	(6.48)	(0.53)
Impairment of goodwill	4.26	-	4.53	-
Impairment of loan to Joint venture	-	0.02	-	1.15
Listing and related expenses	-	0.54	-	0.88
Adjusted Diluted Loss Per Share	(4.78)	(0.80)	(21.05)	(2.84)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Revenue	336,485	321,615	82,985	180,521	13,955	50,515	73,437	52,241	506,862	604,892
Add: Customer promotional expenses	299,060	345,867	114,263	45,902	6,778	4,635	-		420,101	396,404
Service cost	-	-	(13,802)	(46,659)			-	-	(13,802)	(46,659)
Other income	-	-	-	-			-	-	56,904	25,405
Adjusted Revenue	635,545	667,482	183,446	179,764	20,733	55,150	73,437	52,241	970,065	980,042

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Year ended March 31,
Amount in INR thousands	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Revenue	893,039	1,150,474	173,397	520,740	31,426	146,178	173,406	171,984	1,271,268	1,989,376
Add: Customer promotional expenses	594,426	1,060,600	199,409	237,695	15,751	15,326	-	-	809,586	1,313,621
Service cost	-	-	(22,276)	(159,284)			-	-	(22,276)	(159,284)
Other income	-	-	-	-			-	-	132,045	158,648
Adjusted Revenue	1,487,465	2,211,074	350,530	599,151	47,177	161,504	173,406	171,984	2,190,623	3,302,361

	Air Ticketing	Hotels and Packages	Other Services	Others	Total
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2021	2021	2021	2021	2021
Revenue	324,041	207,146	43,436	52,474	627,097
Add: Customer promotional expenses	402,421	83,406	4,011	-	489,838
Service cost	-	(79,789)		-	(79,789)
Other income	-	-		-	7,802
Adjusted Revenue	726,462	210,763	47,447	52,474	1,044,948

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Yatra India’s ability to consummate the Indian IPO, the outcome of any legal proceedings that may be initiated against us and others, in connection with the termination of the pending merger agreement between us and Ebix; the impact of the COVID-19 pandemic; our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs; our future financial performance, including our Revenue, cost of Revenue, operating expenses and our ability to achieve and maintain profitability; the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia), pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited (Formerly known as Yatra Online Private Limited) whose corporate office is based in Gurugram, India and is India’s leading corporate travel services provider with approximately 700 large corporate customers and one of India’s leading online travel companies and operates the website https://www.yatra.com/. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. With approximately 93,500 hotels and homestays contracted in approximately 1,400 cities across India as well as approximately 2 million hotels around the world, the company is India’s largest platform for domestic hotels. The company recently launched a freight forwarding business called Yatra Freight to further expand its corporate service offerings.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND YEAR ENDED MARCH 31, 2022

(Amount in thousands, except per share data and number of shares)

	Three months ended March 31,			Year ended March 31,
	2021	2022		2021	2022
	INR	INR	USD	INR	INR	USD
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Revenue
Rendering of services	433,425	552,651	7,284	1,097,862	1,817,392	23,954
Other revenue	73,437	52,241	689	173,406	171,984	2,267
Total revenue	506,862	604,892	7,973	1,271,268	1,989,376	26,221
Other income	56,904	25,405	335	132,045	158,648	2,091

Service cost	13,802	46,659	615	22,276	159,284	2,099
Personnel expenses	202,508	254,266	3,351	778,915	1,021,881	13,469
Marketing and sales promotion expenses	32,386	33,856	446	79,584	124,147	1,636
Other operating expenses	253,393	274,260	3,615	978,315	893,313	11,774
Depreciation and amortization	311,525	73,631	970	749,480	308,153	4,062
Impairment of goodwill	264,909	-	-	264,909	-	-
Impairment of loan to Joint venture	-	1,000	13	-	72,719	958
Results from operations	(514,757)	(53,375)	(702)	(1,470,166)	(431,473)	(5,686)

Share of loss of joint venture	(756)	-	-	(3,962)	41,616	549
Finance income	14,126	4,895	65	81,604	47,816	630
Finance costs	(18,589)	(29,441)	(388)	(117,252)	(100,453)	(1,324)
Listing and related expenses	-	(33,913)	(447)	-	(55,818)	(736)
Change in fair value of warrants - (loss)/gain	(5,284)	-	-	378,994	32,756	432
Loss before taxes	(525,260)	(111,834)	(1,472)	(1,130,782)	(465,556)	(6,135)
Tax expense	(72,627)	(5,352)	(71)	(64,096)	(16,906)	(223)
Loss for the period	(597,887)	(117,186)	(1,543)	(1,194,878)	(482,462)	(6,358)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	1,820	(3,113)	(42)	2,224	(247)	(2)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain	1,230	(4,679)	(63)	(4,552)	(5,640)	(73)
Other comprehensive income / (loss) for the period, net of tax	3,050	(7,792)	(105)	(2,328)	(5,887)	(75)
Total comprehensive loss for the period, net of tax	(594,837)	(124,978)	(1,648)	(1,197,206)	(488,349)	(6,433)

Loss attributable to :
Owners of the Parent Company	(589,994)	(116,018)	(1,528)	(1,177,343)	(477,850)	(6,297)
Non-Controlling interest	(7,893)	(1,168)	(15)	(17,535)	(4,612)	(61)
Loss for the period	(597,887)	(117,186)	(1,543)	(1,194,878)	(482,462)	(6,358)

Total comprehensive loss attributable to :
Owners of the Parent Company	(586,971)	(123,768)	(1,632)	(1,179,702)	(483,733)	(6,372)
Non-Controlling interest	(7,866)	(1,210)	(16)	(17,504)	(4,616)	(61)
Total comprehensive loss for the period	(594,837)	(124,978)	(1,648)	(1,197,206)	(488,349)	(6,433)

Loss per share
Basic	(9.59)	(1.86)	(0.02)	(20.38)	(7.66)	(0.10)
Diluted	(9.61)	(1.86)	(0.02)	(20.42)	(7.66)	(0.10)

Weighted average no. of shares
Basic	61,493,137	62,527,920	62,527,920	57,771,701	62,352,494	62,352,494
Diluted	62,235,539	62,527,920	62,527,920	58,514,103	62,352,494	62,352,494

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT MARCH 31, 2022

(Amounts in thousands, except per share data and number of shares)

	March 31, 2021	March 31, 2022	March 31, 2022
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	24,345	21,997	290
Right-of-use assets	449,840	229,710	3,028
Intangible assets and goodwill	890,037	752,260	9,915
Prepayments and other assets	4,206	922	12
Other financial assets	23,838	48,320	637
Term deposits	21,346	-	-
Other non financial assets	223,618	216,231	2,850
Deferred tax asset	15,398	9,996	132
Total non-current assets	1,652,628	1,279,436	16,864

Current assets
Inventories	1,480	235	3
Trade and other receivables	870,452	1,934,713	25,500
Prepayments and other assets	616,393	607,731	8,010
Income tax recoverable	249,332	205,557	2,709
Other financial assets	114,634	68,356	901
Term deposits	530,783	568,264	7,490
Cash and cash equivalents	1,711,589	800,282	10,548
Total current assets	4,094,663	4,185,138	55,161

Total assets	5,747,291	5,464,574	72,025

Equity and liabilities
Equity
Share capital	838	842	11
Share premium	20,240,055	20,286,474	267,385
Treasury shares	(11,219)	(11,219)	(148)
Other capital reserve	122,109	263,531	3,473
Accumulated deficit	(19,167,316)	(19,617,091)	(258,562)
Foreign currency translation reserve	(26,639)	(32,279)	(425)
Total equity attributable to equity holders of the Company	1,157,828	890,258	11,734
Total Non-controlling interest	5,247	1,983	26
Total equity	1,163,075	892,241	11,760

Non-current liabilities
Borrowings	3,177	4,204	55
Trade and other payables	34,938	42,605	562
Deferred tax liability	14,413	11,513	152
Employee benefits	52,137	38,791	511
Deferred revenue	266,920	64,965	856
Lease liability	427,786	230,668	3,040
Other financial liabilities	270,280	-	-
Other non-financial liability	44,453	-	-
Total non-current liabilities	1,114,104	392,746	5,176

Current liabilities
Borrowings	127,878	354,376	4,671
Trade and other payables	2,215,425	2,394,712	31,563
Employee benefits	54,760	64,162	846
Deferred revenue	120,129	183,212	2,415
Income taxes payable	263	4,052	53
Lease liability	75,182	38,991	514
Other financial liabilities	94,185	429,457	5,660
Other current liabilities	782,290	710,625	9,367
Total current liabilities	3,470,112	4,179,587	55,089
Total liabilities	4,584,216	4,572,333	60,265
Total equity and liabilities	5,747,291	5,464,574	72,025

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR YEAR ENDED MARCH 31, 2022

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2021	838	20,240,055	(11,219)	(19,167,316)	122,109	(26,639)	1,157,828	5,247	1,163,075

Loss for the period				(477,850)			(477,850)	(4,612)	(482,462)

Other comprehensive loss
Foreign currency translation differences				-		(5,640)	(5,640)	-	(5,640)
Re-measurement gain on defined benefit plan				(243)		-	(243)	(4)	(247)
Total other comprehensive loss	-	-	-	(243)	-	(5,640)	(5,883)	(4)	(5,887)

Total comprehensive loss	-	-	-	(478,093)	-	(5,640)	(483,733)	(4,616)	(488,349)

Share based payments	-	-	-	21,712	187,845	-	209,557	-	209,557
Exercise of options	4	46,419	-	-	(46,423)	-	-	-	-
Change in non-controlling interest	-	-	-	6,606	-	-	6,606	1,352	7,958

Total contribution by owners	4	46,419	-	28,318	141,422	-	216,163	1,352	217,515

Balance as at March 31, 2022	842	20,286,474	(11,219)	(19,617,091)	263,531	(32,279)	890,258	1,983	892,241

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR YEAR ENDED MARCH 31, 2022

(Amount in thousands, except per share data and number of shares)

	Year ended March 31,
	2021	2022	2022
	INR	INR	USD

Loss before tax	(1,130,782)	(465,556)	(6,135)
Adjustments for non-cash and non-operating items	795,612	417,178	5,499
Change in working capital*	871,039	(952,243)	(12,551)
Direct taxes paid (net of refunds)	229,574	28,418	375
Net cash flows from/(used in) operating activities	765,443	(972,203)	(12,812)
Net cash flows from/(used in) investing activities	(230,365)	(86,536)	(1,141)
Net cash flows from financing activities	535,283	135,264	1,783
Net increase/ (decrease) in cash and cash equivalents	1,070,361	(923,475)	(12,170)
Cash and cash equivalents at the beginning of the period	646,229	1,711,589	22,558
Effect of exchange differences on cash and cash equivalents	(5,001)	12,168	160
Cash and cash equivalents at the end of the period	1,711,589	800,282	10,548

*Includes INR 389,617 paid on account of ATB settlement during the year ended March 31, 2021.

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended March 31,		For the year ended March 31,
(In thousands except percentages)	2021	2022	2021	2022
Quantitative details *
Air Passengers Booked	1,096	1,128	2,623	3,706
Stand-alone Hotel Room Nights Booked	294	317	547	1,018
Packages Passengers Travelled	2	4	4	10
Gross Bookings
Air Ticketing	6,493,037	9,439,494	13,001,783	27,648,844
Hotels and Packages	973,522	1,050,215	1,705,600	3,487,276
Other Services	534,543	936,702	1,109,558	3,162,247
Total	8,001,102	11,426,411	15,816,941	34,298,367
Adjusted Revenue
Air Ticketing	635,545	667,482	1,487,465	2,211,074
Hotels and Packages	183,446	179,764	350,530	599,151
Other Services	20,733	55,150	47,177	161,504
Others (Including Other Income)	130,341	77,646	305,451	330,632
Total	970,065	980,042	2,190,623	3,302,361
Net Revenue Margin%**
Air Ticketing	9.8%	7.1%	11.4%	8.0%
Hotels and Packages	18.8%	17.1%	20.6%	17.2%
Other Services	3.9%	5.9%	4.3%	5.1%

* Quantitative details are considered on Gross basis

** Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.